Exhibit (a)(2)

December 1, 2020

Dear Stockholder:

On behalf of the board of directors of The Goldfield Corporation (“Goldfield”), we are pleased to inform you that on November 23, 2020, Goldfield agreed to be acquired by FR Utility Services Merger Sub, Inc. (“Purchaser”), which is a wholly owned subsidiary of FR Utility Services, Inc. (“FR Utility”), which is an affiliate of First Reserve Fund XIV, L.P., pursuant to the terms of an Agreement and Plan of Merger, dated as of November 23, 2020 (the “Merger Agreement”) by and among Goldfield, FR Utility and Purchaser. Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock, par value $0.10 per share, of Goldfield at a price of $7.00 per share, in cash, without interest and less any applicable withholding taxes (the “Offer Price”) and upon the terms and subject to the conditions of the Merger Agreement (the “Offer”).

After successful completion of the Offer, Purchaser will be merged with Goldfield (the “Merger”), and any Goldfield common stock not purchased in the Offer (other than (i) shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield, (ii) shares owned by FR Utility, Purchaser or any direct or indirect wholly owned subsidiary of FR Utility, and (iii) shares with respect to which appraisal rights are properly exercised under Section 262 of the Delaware General Corporation Law (the “DGCL”) if certain other conditions and statutory requirements are met) will be converted into the right to receive an amount of cash per share equal to the Offer Price upon the terms and subject to the conditions of the Merger Agreement. The Offer is scheduled to expire at 11:59 p.m. (New York City time) on Tuesday, December 29, 2020, unless earlier terminated or extended in certain circumstances as required or permitted by the Merger Agreement. As more fully set forth in the Merger Agreement, the Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of shares of Goldfield common stock that (together with any shares then owned by FR Utility and its affiliates and excluding any shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6) of the DGCL) represent at least one share more than one-half of the number of all then outstanding shares of Goldfield common stock (determined in accordance with the Merger Agreement).

On November 22, 2020, the board of directors of Goldfield unanimously (1) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders; (2) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the

The Goldfield Corporation

1684 West Hibiscus Boulevard | Melbourne | Florida | 32901 | t. 321.724.1700 | f. 321.308.1163 |

www.goldfieldcorp.com

transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (3) determined to recommend that the stockholders of Goldfield accept the Offer and tender their shares to Purchaser pursuant to the Offer, and (4) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the time Purchaser, for the first time, irrevocably accepts for payment shares validly tendered and not validly withdrawn pursuant to the Offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Goldfield’s solicitation/recommendation statement on Schedule 14D-9, the board of directors of Goldfield, on behalf of Goldfield, unanimously recommends that Goldfield stockholders accept the Offer and tender their shares of Goldfield common stock to Purchaser pursuant to the Offer.

The solicitation/recommendation statement contains additional information relating to the transactions contemplated by the Merger Agreement, including a description of the reasons for the Goldfield board of directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated December 1, 2020, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Goldfield board of directors, we thank you for your support.

Sincerely,

/s/ STEPHEN R. WHERRY	/s/ JASON M. SPIVEY
Stephen R. Wherry	Jason M. Spivey
Acting Co-Chief Executive Officer and Chief Financial Officer	Acting Co-Chief Executive Officer